Exhibit 4.18

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company Cizzle Brands Corporation ("Cizzle" or the "Company") 35 McCleary Court, Unit 21 Concord, ON L4K 3Y9

Item 2	Date of Material Change December 23, 2025

Item 3

News Release

A news release dated December 24, 2025 was disseminated via Business Wire. A copy of the news release has been filed on SEDAR+ and is available under the Company's issuer profile at www.sedarplus.ca.

Item 4

Summary of Material Change

On December 24, 2025, the Company announced that it completed the acquisition (the "Acquisition") of all of the issued and outstanding shares of Flow Water Inc. (the "Target") from RI Flow Sub LLC (the "Vendor") for an aggregate purchase price of approximately C$83.75 million (the "Purchase Price"), subject to customary post-closing adjustments. The Purchase Price was funded through a comprehensive financing package, including a senior secured credit facility from Orion Infrastructure Capital ("OIC"), together with a vendor take-back loan from the Vendor and two concurrent non-brokered private placements.

Item 5

Full Description of Material Change

On December 24, 2025, the Company announced that it completed the Acquisition of all of the issued and outstanding shares of the Target from Vendor.

The Acquisition was completed pursuant to the terms of a definitive share purchase agreement dated December 23, 2025, whereby Cizzle Brands Acquisition Inc. ("AcquireCo"), a wholly-owned indirect subsidiary of the Company, acquired all of the issued and outstanding shares of the Target for an aggregate purchase price equal to the Purchase Price, subject to customary post-closing adjustments. The Purchase Price was funded through a comprehensive financing package, including a senior secured credit facility from OIC, together with a vendor take-back loan from the Vendor and two concurrent non-brokered private placements.

Immediately prior to completion of the Acquisition, certain assets relating to the Target's branded consumer packaged goods business, including brand-related intellectual property and trademarks, were transferred out of the Target to a company owned by the Vendor (who will continue to operate that business under the Flow brand). As a result, under Cizzle's ownership, the Target will focus exclusively on its established and profitable beverage co-manufacturing business (the "Manufacturing Business"). Following the Acquisition, Cizzle has changed the name of the Target to Cizzle Brands Manufacturing Inc. and its manufacturing facility in Aurora, Ontario is now known as the CWENCH Hydration Factory.

Financial Impact and Revenue Contribution

Based on the Company's post-transaction pro forma consolidated financial information, the Acquisition is expected to immediately add meaningful scale to Cizzle's revenue base. On a pro forma basis, the Manufacturing Business is expected to contribute approximately C$21.5 million of revenue in the second half of fiscal 2026 and approximately C$46.5 million of revenue in fiscal 2027. As a result, the combined Company is expected to generate pro forma consolidated revenue of approximately C$41 million in fiscal 2026 and approximately C$75 million in fiscal 2027, with additional synergies anticipated to further drive profitability.

Strategic Rationale

The Acquisition materially accelerates Cizzle's path to profitability and strengthens its long-term operating platform. Specifically, the Acquisition:

•      is immediately accretive to Cizzle and positions the Company to become EBITDA-positive and cash-flow positive on a significantly accelerated basis, relative to the Company’s standalone growth trajectory for CWENCH Hydration, SPOKEN Nutrition and HappiEats;

•      secures in-house manufacturing capacity for CWENCH, materially reducing cost of goods sold as volumes scale while improving production control and reliability; and

•      creates meaningful operational and commercial synergies, including procurement efficiencies, logistics optimization and expanded manufacturing flexibility.

Transaction Structure, Financing and Strategic Investment

To fund the Acquisition and post-closing working capital, the Company completed a comprehensive financing package comprised of:

•      a senior secured credit facility (the "Credit Facility") provided by OIC's growth strategy (the "OIC Loan"), a leading North American infrastructure investment firm, pursuant to a definitive credit agreement;

•      a vendor take-back loan (the "VTB") provided by the Vendor; and

•      two non-brokered private placement financings (the "Private Placements") for units and convertible debentures, respectively.

Under the OIC Loan, OIC provided a senior secured credit facility to AcquireCo, in an aggregate principal amount of US$40 million with an additional drawdown of up to US$10 million available. The Credit Facility has a term of 5 years and bears interest at a rate of 12% per annum. The proceeds of the initial advance under the Credit Facility were used to partially fund the Acquisition. The Credit Facility includes customary covenants, events of default and restrictions, consistent with facilities of this nature. In connection with the OIC Loan, Cizzle also issued to OIC 7.5 million warrants to purchase common shares of Cizzle at a price of C$0.40 per common share.

The VTB is a 1-year secured vendor promissory note with RI Flow Sub LLC in the principal amount of C$22.25 million. The VTB bears interest at a rate of 12% per annum. The VTB is prepayable at any time, in whole or in part, without penalty.

The Private Placements consisted of:

•      a C$4.725 million offering of units (each, a "Unit") of the Company at a price of C$0.40 per Unit, with each Unit comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one common share of Cizzle at a price of C$0.60 per share for a period of 24 months, subject to acceleration in certain circumstances; and

•      C$7.5 million principal amount of convertible notes, bearing interest at 7.2% per annum, convertible at any time by the holders thereof at conversion price of C$0.50 per common share and a three-year maturity date.

Net proceeds from the Private Placements were used to fund the Acquisition and satisfy transaction-related obligations, and will provide incremental working capital for the combined operations. Finders’ fees, consisting of 500,000 common shares and 71,250 Units were paid to certain persons in respect of the Acquisition.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer For further information, please contact: John Celenza, Chief Executive Officer Telephone: 1-844-588-2088

Item 9	Date of Report January 2, 2026

This material change report contains "forward-looking information" which may include, but is not limited to, information with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, such as, but not limited to: the anticipated benefits of the Acquisition, including the impact of the Acquisition on the Company's operations, financial condition and financial results, cash flows and overall strategy; the expected use of proceeds from the financings described herein; expected financial results; new products of the Company; and potential sales and distribution opportunities. Such forward-looking information is often, but not always, identified by the use of words and phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company. Future-oriented financial information (within the meaning of applicable securities laws) is being provided to demonstrate the potential of the Company following the Acquisition and readers are cautioned that this information may not be appropriate for any other purpose. Future-oriented financial information, as with forward-looking information generally, are based on current assumptions and are subject to risks, uncertainties and other factors.

Forward looking information involves known and unknown risks, uncertainties and other risk factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks include risks related to increased competition and current global financial conditions, access and supply risks, reliance on key personnel, operational risks, regulatory risks, financing, capitalization and liquidity risks. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation, except as otherwise required by law, to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors change.